September 24, 2024

Via Edgar

Mr. Tyler Howes

Division of Corporation Finance

U.S. Securities and Exchange Commission

Re:	CCSC Technology International Holdings Limited Form 20-F for Fiscal Year Ended March 31, 2024 File No. 001-41919

Dear Mr. Howes:

This letter is in response to the letter dated September 19, 2024, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to CCSC Technology International Holdings Limited (the “Company”, “we”, or “our”). For ease of reference, we have recited the Commission’s comment in this response.

Form 20-F for Fiscal Year Ended March 31, 2024 Item 6. Directors, Senior Management and Employees

F. Disclosure of a registrant's action to recover erroneously awarded compensation, page 79

1.	It appears that you have not provided your disclosure about your recovery analysis in an Interactive Data File in accordance with Rule 405 of Regulation S-T and the EDGAR Filer Manual. In future filings where you conduct a recovery analysis, please also include the interactive data.

Response: We acknowledge the Staff’s comment and will provide disclosure about recovery analysis in an Interactive Data File in accordance with Rule 405 of Regulation S-T and the EDGAR Filer Manual in our future filings.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Chee Hui Law
Name:	Chee Hui Law
Title:	Chief Financial Officer

Cc: Ying Li, Esq.

Hunter Taubman Fischer & Li LLC